Filed by Constellation Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: US Elemental Inc.

(Reg. No. 333-296412)

US Elemental Provides McDermitt Drilling and Transaction Update

Site Mobilization Underway for Phase 1 Drilling at McDermitt; Proposed Nasdaq Listing Remains on Track for Q4 2026

New York, New York, September 15, 2026 – HiTech Minerals Inc. (“HiTech Minerals”), a wholly owned subsidiary of Jindalee Lithium Limited (“Jindalee”) (ASX: JLL), and Constellation Acquisition Corp I (“Constellation”) (OTCPK: CSTAF), a special purpose acquisition company sponsored by affiliates of Antarctica Capital Partners, LLC (“Antarctica”), today provided an update on the McDermitt Lithium Project (“McDermitt” or the “McDermitt Project”) in southeast Oregon and the proposed business combination between HiTech Minerals and Constellation (the “Transaction”). Upon completion of the proposed business combination between HiTech Minerals and Constellation (the “Transaction”), the Project will be held by US Elemental Inc. (“US Elemental” or the “Company”), a newly formed U.S. lithium development company focused on advancing large-scale domestic lithium resources, which is expected to list on Nasdaq under the ticker symbol “ULIT”.

McDermitt Drilling Program

Following the recent easing of fire restrictions by the U.S. Bureau of Land Management (“BLM”), site mobilization activities are underway at McDermitt. High-priority Phase 1 infill and environmental drilling is expected to commence in late September 2026.

The drilling program is being conducted under the Exploration Plan of Operations (“EPO”), which was approved by the BLM in December 2025. The EPO provides for a staged drilling program of up to 168 drill sites at McDermitt, with Phase 1 comprising up to 100 drill sites.

The Phase 1 program is designed to target the central portion of the deposit within the mine design outlined in the November 2024 McDermitt Pre-Feasibility Study (“PFS”). The work is intended to upgrade resource confidence, provide fresh material for geotechnical studies and metallurgical testwork, and collect environmental information, including hydrogeological data.

The 2026 drilling program is expected to be completed by the end of November, with initial results from Phase 1 expected in early Q1 2027.

Transaction and Financing Update

On completion, US Elemental is expected to be established as a Nasdaq-listed company holding the McDermitt Project and the group’s other U.S. lithium assets currently held through HiTech Minerals. HiTech Minerals, which owns 100% of McDermitt, is expected to become a wholly owned subsidiary of US Elemental at closing.

The Transaction contemplates a capital raise of approximately $20 million to $30 million through a private investment in public equity (“PIPE”), including a binding $4.0 million cornerstone commitment from an affiliate of Antarctica. Approximately $1.5 million of that commitment was funded upon execution of the business combination agreement and a further $2.5 million is committed for funding at completion. Proceeds are expected to support transaction costs, US Elemental working capital, and McDermitt development activities, including the EPO drilling program and feasibility study workstreams.

US Elemental has received term sheets for PIPE financing from several credible U.S. funds. Current indications are that the $20 million to $30 million funding target can be met, subject to further negotiations and the execution of binding funding agreements with shortlisted parties.

In August 2026, an amended registration statement on Form S-4 was filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Transaction. Further SEC comments were received in early September 2026, and a further amended Form S-4 is expected to be filed in the coming weeks. Based on advice from the Company’s U.S. advisers, and subject to further SEC review, the Form S-4 is currently estimated to be declared effective in late September or October, which would enable Constellation shareholders to consider the Transaction.

The Transaction remains on track to close and for US Elemental to list on Nasdaq in Q4 2026, subject to satisfaction or waiver of the remaining conditions, including Form S-4 effectiveness, Constellation shareholder approval, Nasdaq listing approval, applicable regulatory approvals, and satisfaction or waiver of the $14 million minimum cash condition, net of certain transaction expenses. Jindalee shareholder approval was completed in June 2026. The Constellation sponsor, an affiliate of Antarctica, entered into a Sponsor Support Agreement when the business combination agreement was executed, committing to vote all of its Constellation shares in favor of the Transaction.

Ian Rodger, incoming Chief Executive Officer of US Elemental and Chief Executive Officer of Jindalee Lithium, commented: “We are very pleased to advise that site mobilization activities have commenced at McDermitt, ahead of a significant drilling program commencing later this month. Furthermore, it’s great to be able to report material progress on US Elemental’s Nasdaq listing, with the SEC review process nearing completion and the funding process advancing through term sheets with the potential to meet the proposed $20 million to $30 million capital raising target under consideration. This is an important period for US Elemental and its future shareholders, and we look forward to providing further updates.”

ABOUT US ELEMENTAL

US Elemental Inc. is expected to be a U.S. lithium development company focused on advancing large-scale domestic lithium resources. The Company’s portfolio includes the McDermitt Lithium Project in Oregon and the Clayton North Project in Nevada, which are positioned to support growing demand for battery materials and critical minerals in the United States.

ABOUT JINDALEE

Jindalee Lithium Limited is an Australian company focused on developing the McDermitt Lithium Project, one of the largest lithium resources in the U.S. With 100% ownership and unencumbered offtake rights, Jindalee is strategically positioned to support America’s energy security and domestic supply of critical minerals. In November 2024, the Company completed a Pre-Feasibility Study (PFS) confirming McDermitt’s scale, long-life, and low-cost production potential, with strong engagement from US government agencies, including the Department of Energy.

ABOUT CONSTELLATION ACQUISITION CORP I AND ANTARCTICA CAPITAL

Constellation Acquisition Corp I is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination. Constellation is led by executives of Antarctica Capital, an international investment firm headquartered in New York with $10 billion of assets under management as of December 31, 2025. Antarctica is dedicated to investments in public and private markets and the establishment of long-term capital vehicles to leverage this investment focus. For more information about Constellation, visit https://constellationacquisition.com. For more information about Antarctica, visit https://antarcticacapital.com.

FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (1) statements regarding estimates and forecasts of financial, performance and operational metrics, projections of market opportunity, anticipated size of the lithium resources, expected support from Jindalee, expected NPV or post-tax IRR, and planned production per year; (2) references with respect to the anticipated benefits of the Transaction and the projected future financial and operational performance of the Company following the Transaction, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships and retain its management and key employees; (3) the sources and uses of cash of the Transaction; (4) the anticipated capitalization and enterprise value of the Company following the consummation of the Transaction; (5) statements regarding the Company’s operations following the Transaction; (6) the amount of redemption requests made by Constellation’s public shareholders; (7) current and future potential commercial relationships; (8) plans, intentions or future operations of the Company or HiTech Minerals, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; (9) the ability of the Company or Constellation to issue equity or equity-linked securities in the future or raise additional capital in a PIPE financing; (10) the outcome of any legal proceedings that may be instituted against Constellation, Jindalee, the Company and HiTech Minerals (together, the “Contracting Parties”); (11) changes to the proposed structure of the Transaction that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Transaction; (13) the risk that the Transaction disrupts current plans and operations of Constellation, the Company or HiTech Minerals; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (15) expectations related to the terms and timing of the Transaction and the ability of the parties to successfully consummate the Transaction. These statements are based on various assumptions, whether or not identified in the press release, and on the current expectations of the Contracting Parties’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in Constellation’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”), the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement on Form S-4 (the “Registration Statement”) and in those other documents that Constellation has filed, or that the Company and Constellation will file, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect relevant Contracting Parties’ expectations, plans or forecasts of future events and views as of the date of this press release. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, the Contracting Parties prepared and the Company filed a Registration Statement with the SEC, which includes a proxy statement to be distributed to Constellation’s shareholders in connection with Constellation’s solicitation for proxies for the vote by Constellation’s shareholders in connection with the Transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities of the Company in connection with the completion of the Transaction. After the Registration Statement has been declared effective, Constellation will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Transaction. Constellation’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with Constellation’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Transaction, because these documents will contain important information about the Contracting Parties and the Transaction. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Transaction and other documents filed with the SEC by Constellation and the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104.

This press release (i) is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and (ii) is not a substitute for the Registration Statement or for any other document that Constellation and/or the Company may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PARTICIPANTS IN THE SOLICITATION

Constellation, Jindalee and HiTech Minerals and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Constellation’s shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding Constellation’s directors and executive officers in Constellation’s filings with the SEC, including the Annual Report and the other documents filed by Constellation with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Constellation’s shareholders in connection with the Transaction, including a description of their direct and indirect interests, which may, in some cases, be different than those of Constellation’s shareholders generally, are set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

NO OFFER OR SOLICITATION

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction or (ii) an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Transaction or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

US Elemental:

Investors & Media
Bryan Baritot
Alliance Advisors IR
USElementalIR@allianceadvisors.com

Constellation:

Investors/Media
Pro-AntarcticaPR@prosek.com

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